UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
ENCORE ENERGY PARTNERS LP
(Name of Issuer)
COMMON UNITS
(Title of Class of Securities)
29257A 106
(CUSIP Number)
Richard A. Robert Vanguard Natural Gas, LLC 5847 San Felipe, Suite 3000 Houston, Texas 77057 Phone (832) 327-2255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29257A 106
1.			Name of Reporting Person.
Vanguard Natural Resources, LLC
2.			Check The Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.		Source of Funds (See Instructions):	BK OO (see Item 3 below)
5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20, 924,055
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	20, 924,055
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 20, 924,055
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.			Percent of Class Represented by Amount in Row (11): Approximately 100%
14.			Type of Reporting Person (See Instructions): OO (Limited Liability Company)

1.			Name of Reporting Person.
Vanguard Natural Gas, LLC
2.			Check The Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.		Source of Funds (See Instructions):	BK OO (See Item 3)
5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):☐
6.		Citizenship or Place of Organization: Kentucky
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20, 924,055
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	20, 924,055
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 20, 924,055
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.			Percent of Class Represented by Amount in Row (11): Approximately 100%
14.			Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Item 1.	Security and Issuer

This statement on Schedule 13D relates to common units representing limited partner interests (“ENP Common Units”) of Encore Energy Partners LP, a Delaware limited partnership (“ENP”).  The address of the principal executive offices of ENP is 5847 San Felipe, Suite 3000, Houston, Texas 77057.

This Schedule 13D represents Amendment No. 3 to the Schedule 13D originally filed with the Commission on January 6, 2011 by Vanguard Natural Resources, LLC (“VNR”) and Vanguard Natural Gas, LLC (“VNG” and, together with VNR, the “Reporting Persons”), as amended by Amendments No. 1 and 2 thereto filed with the SEC on March 25, 2011 and July 12, 2011, respectively (the “Original Schedule 13D”).

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraphs:

           As discussed below in Item 4 of this Schedule 13D, the consideration by VNR in the Merger (as defined below) consists exclusively of equity interests of VNR in exchange for the ENP Common Units outstanding at the effective time of the Merger and not owned by VNG.

           The information set forth under Item 4 and the agreements set forth on Exhibits 14 and 15 are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

On December 1, 2011, Vanguard Acquisition Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of Vanguard (“MergerCo”), merged with and into ENP (the “Merger”), with ENP surviving the merger as a wholly owned subsidiary of VNG, pursuant to the Agreement and Plan of Merger, dated as of July 10, 2011, by and among VNR, VNG, MergerCo, ENP and Encore Energy Partners GP LLC (the “Merger Agreement”). Under the terms of the Merger Agreement, all outstanding ENP Common Units, other than those owned by VNG, were cancelled and converted into the right to receive common units representing limited liability company interests in VNR (“VNR Common Units”) based on an exchange rate of 0.75 VNR Common Units per ENP Common Unit. No fractional VNR Common Units will be issued in the Merger; and ENP common unitholders will, instead, receive cash in lieu of fractional ENP Common Units, if any. A copy of the Merger Agreement is incorporated herein by reference as Exhibit 14 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 14.

Other than described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following paragraph:

           At the closing of the Merger on December 1, 2011, each outstanding ENP Common Unit, other than those owned by VNG, was cancelled and converted into the right to receive 0.75 VNR Common Units in accordance with the Merger Agreement. Accordingly, the Reporting Persons own no publicly-traded ENP Common Units. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of publicly-traded ENP Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1
Term Loan, dated November 16, 2010 by and between Vanguard Natural Gas, LLC and BNP Paribas, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 2
Second Amended and Restated Credit Agreement dated August 31, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on September 1, 2009.

Exhibit 3
First Amendment to Second Amended and Restated Credit Agreement dated October 14, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Vanguard Natural Resources, LLC with the Commission on November 4, 2009.

Exhibit 4
Second Amendment to Second Amended and Restated Credit Agreement, dated June 1, 2010, among Vanguard Natural Gas, LLC, Citibank, N.A., Existing Lenders (as defined therein), and Credit Agricole Corporate and Investment Bank, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on June 4, 2010.

Exhibit 5
Third Amendment to Second Amended and Restated Credit Agreement, dated November 16, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 6
Fourth Amendment to Second Amended and Restated Credit Agreement, dated December 31, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on January 3, 2011.

Exhibit 7
Third Amended and Restated Credit Agreement dated September 30, 2011, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, , incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on October 5, 2011.

Exhibit 8	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP, incorporated herein by reference to Exhibit 7 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 9	Amended and Restated Limited Liability Company Agreement of Encore Energy Partners GP LLC, incorporated herein by reference to Exhibit 8 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 10
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and BNP Paribas, as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 9 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 11
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and CitiBank, N.A., as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 10 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 12
Joint Filing Agreement dated June 3, 2010 between Vanguard Natural Resources, LLC. and Vanguard Natural Gas, LLC, incorporated herein by reference to Exhibit 11 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 13
Proposal Letter dated March 24, 2011 from Vanguard Natural Resources, LLC to the Chairman of the Conflicts Committee of the general partner of Encore Energy Partners LP, incorporated herein by reference to Exhibit 12 to Amendment No. 1 to the Original Schedule 13D, filed on March 24, 2011.

Exhibit 14
Agreement and Plan of Merger dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 2.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.

Exhibit 15
Voting Agreement dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 10.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VANGUARD NATURAL GAS, LLC BY: VANGUARD NATURAL RESOURCES, LLC, its sole member

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President, Chief Executive Officer and Director

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President, Chief Executive Officer and Director

Date:                       December 1, 2011

Schedule 1
Listed Persons
(As of December 31, 2010)

Executive Officers of Vanguard Natural Resources, LLC

Scott W. Smith
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: President, Chief Executive Officer and Director
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Richard A. Robert
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Executive Vice President, Chief Financial Officer and Secretary
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Britt Pence
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Vice President of Engineering
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Board of Directors of Vanguard Natural Resources, LLC

W. Richard Anderson (Chairman)
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Chief Financial Officer of Eurasia Drilling Company, Ltd GDR (LSE: EDCL)
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Scott W. Smith
(see above)

Loren Singletary
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Vice President of Global Accounts of National Oilwell Varco.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Bruce W. McCullough
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: President and Chief Executive Officer of Huntington Energy Corp.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

John R. McGoldricks
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Executive Chairman of Caza Oil & Gas, Inc.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Lasse Wagene
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Managing Director and owner of Arcturus Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1
Term Loan, dated November 16, 2010 by and between Vanguard Natural Gas, LLC and BNP Paribas, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 2
Second Amended and Restated Credit Agreement dated August 31, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on September 1, 2009.

Exhibit 3
First Amendment to Second Amended and Restated Credit Agreement dated October 14, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Vanguard Natural Resources, LLC with the Commission on November 4, 2009.

Exhibit 4
Second Amendment to Second Amended and Restated Credit Agreement, dated June 1, 2010, among Vanguard Natural Gas, LLC, Citibank, N.A., Existing Lenders (as defined therein), and Credit Agricole Corporate and Investment Bank, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on June 4, 2010.

Exhibit 5
Third Amendment to Second Amended and Restated Credit Agreement, dated November 16, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 6
Fourth Amendment to Second Amended and Restated Credit Agreement, dated December 31, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on January 3, 2011.

Exhibit 7
Third Amended and Restated Credit Agreement dated September 30, 2011, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, , incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on October 5, 2011.

Exhibit 8	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP, incorporated herein by reference to Exhibit 7 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 9	Amended and Restated Limited Liability Company Agreement of Encore Energy Partners GP LLC, incorporated herein by reference to Exhibit 8 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 10
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and BNP Paribas, as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 9 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 11
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and CitiBank, N.A., as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 10 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 12
Joint Filing Agreement dated June 3, 2010 between Vanguard Natural Resources, LLC. and Vanguard Natural Gas, LLC, incorporated herein by reference to Exhibit 11 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 13
Proposal Letter dated March 24, 2011 from Vanguard Natural Resources, LLC to the Chairman of the Conflicts Committee of the general partner of Encore Energy Partners LP, incorporated herein by reference to Exhibit 12 to Amendment No. 1 to the Original Schedule 13D, filed on March 24, 2011.

Exhibit 14
Agreement and Plan of Merger dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 2.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.

Exhibit 15
Voting Agreement dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 10.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.